UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

FEDERAL NATIONAL MORTGAGE ASSOCIATION

(Exact name of registrant as specified in its charter)
Fannie Mae

Federally chartered corporation	52-0883107
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3900 Wisconsin Avenue, NW Washington, DC	20016 (Zip Code)
(Address of principal executive offices)

Registrant’s telephone number, including area code: (202) 752-7000

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, without par value

Explanatory Note

      We have included certain information in this Registration Statement on Form 10 pursuant to Section 12(g) of the Securities Exchange Act of 1934 for the registration of the common stock of the Federal National Mortgage Association (“Fannie Mae”) by reference to the Annual Report on Form 10-K attached as Exhibit 99.1.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.     Business.

      Information on Fannie Mae’s business is set forth under Item 1 of the Annual Report on Form 10-K attached as Exhibit 99.1.

Item 2.     Financial Information.

      Fannie Mae’s financial information is set forth under Items 6, 7 and 7A of the Annual Report on Form 10-K attached as Exhibit 99.1.

Item 3.     Properties.

      Information on Fannie Mae’s properties is set forth under Item 2 of the Annual Report on Form 10-K attached as Exhibit 99.1.

Item 4.     Security Ownership of Certain Beneficial Owners and Management.

      The following table shows the beneficial ownership of Fannie Mae common stock by its directors, certain executive officers and holders of more than 5% of Fannie Mae common stock at January 24, 2003.

		Amount and Nature of Beneficial
		Ownership(1)

		Common Stock
		Beneficially		Total Common
		Owned	Stock Options	Stock
		Excluding	Exercisable	Beneficially
Name	Position	Options	Within 60 Days	Owned

Directors

Victor H. Ashe	Director	856	7,666	8,522
Stephen B. Ashley	Director	19,351 (2)	18,000	37,351
Molly H. Bordonaro	Director	857	7,666	8,523
Kenneth M. Duberstein	Director	3,011	20,000	23,011
Thomas P. Gerrity	Director	17,251 (3)	20,000	37,251
Jamie S. Gorelick	Vice Chair of the Board	71,977	296,110	368,087
William R. Harvey	Director	1,356	7,666	9,022
Manuel J. Justiz	Director	1,813	6,666	8,479
Ann McLaughlin Korologos	Director	5,738	29,200	34,938
Frederic V. Malek	Director	1,697	4,000	5,697
Donald B. Marron	Director	1,871	8,000	9,871
Daniel H. Mudd	Vice Chairman of the Board and Chief Operating Officer	39,136	152,804	191,940
Anne M. Mulcahy	Director	1,714	12,667	14,381
Joe K. Pickett	Director	4,881	28,000	32,881
Franklin D. Raines	Chairman of the Board and Chief Executive Officer	134,471	1,049,380	1,183,851
Taylor C. Segue, III	Director	856	7,666	8,522
H. Patrick Swygert	Director	1,409	11,666	13,075

		Amount and Nature of Beneficial
		Ownership(1)

		Common Stock
		Beneficially		Total Common
		Owned	Stock Options	Stock
		Excluding	Exercisable	Beneficially
Name	Position	Options	Within 60 Days	Owned

Executive Officers

J. Timothy Howard	Executive Vice President and Chief Financial Officer	185,783 (4)	408,624 (5)	594,407
Robert J. Levin	Executive Vice President— Housing and Community Development	165,567 (6)	386,333	551,900
All directors and executive officers as a group (25 persons)		820,075	2,944,220	3,764,295

	Common Stock
	Beneficially	Percent of
	Owned	Class

5% Holders

FMR Corp. 82 Devonshire Street Boston, Massachusetts 02109	97,232,983 (7)	9.831%

      At January 24, 2003, no director or executive officer, nor all directors and executive officers as a group, owned as much as 1% of Fannie Mae’s outstanding common stock.

Notes to Beneficial Ownership Table

      (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission for computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person. The amounts include beneficial ownership of restricted common stock with sole voting power (including the power to direct the voting of restricted common stock through an escrow agent) and no investment power, as follows: all nonemployee directors, each 697 shares; Mr. Mudd, 15,000 shares; and all directors and executive officers as a group, 87,158 shares.

      (2) The amount includes 1,200 shares held by Mr. Ashley’s spouse.

      (3) The amount includes 16,380 shares held jointly with Mr. Gerrity’s spouse.

      (4) The amount includes 24,000 shares held in trust for the benefit of Mr. Howard’s spouse and 161,783 shares held by the Timothy Howard Revocable Trust.

      (5) The amount includes 11,527 options held in separate trusts for the benefit of Mr. Howard’s children.

      (6) The amount includes 165,543 shares held jointly with Mr. Levin’s spouse and 24 shares held by his child.

      (7) FMR Corp. has informed Fannie Mae that it owns 97,232,983 shares of Fannie Mae common stock, including 91,586,582 shares held by Fidelity Management & Research Company, 3,020,516 shares held by Fidelity Management Trust Company, and 2,344,190 shares owned by Fidelity International Limited. FMR Corp. has sole voting power for 5,134,411 shares and sole dispositive power for 97,232,983 shares. All of the information regarding this stock ownership is as of December 31, 2002.

Item 5.     Directors and Executive Officers.

Directors Elected by Stockholders

      Our directors elected by stockholders have provided the following information about their principal occupation, business experience and other matters. The term of each director ends on the date of the Fannie Mae annual stockholders’ meeting to be held on May 20, 2003, or until his or her successor is elected and qualified.

      Stephen B. Ashley, age 63, has been Chairman and Chief Executive Officer of The Ashley Group, a group of commercial and multifamily real estate, brokerage, and investment companies, since January 1997. The Ashley Group is comprised of S.B. Ashley Management Corporation, S.B. Ashley Brokerage Corporation, and S.B. Ashley & Associates Venture Company, LLC. He also serves as a director of The Genesee Corporation and Exeter Fund, Inc. In addition, Mr. Ashley serves as a trustee of Cornell University. He is a past President of the Mortgage Bankers Association of America. Mr. Ashley has been a Fannie Mae director since 1995.

      Kenneth M. Duberstein, age 58, has been Chairman and Chief Executive Officer of The Duberstein Group, Inc., an independent strategic planning and consulting company, since July 1989. He served as Chief of Staff to the President of the United States from 1988 to 1989. Mr. Duberstein also serves as a director of The Boeing Company, Conoco, Inc., Fleming Companies, Inc., and St. Paul Companies, Inc. In addition, he serves as a member of the Board of Governors of the NASD, Inc. and the American Stock Exchange. Mr. Duberstein has been a Fannie Mae director since 1998.

      Thomas P. Gerrity, age 61, has been Professor of Management since 1990, and Director, Wharton Electronic Business Initiative since July 1999, and was Dean from July 1990 to July 1999, of The Wharton School of the University of Pennsylvania, an educational institution. He was President of CSC Consulting and Vice President of Computer Sciences Corporation from May 1989 to June 1990 and Chairman and Chief Executive Officer of Index Group, Inc., from March 1969 to April 1989. Mr. Gerrity also serves as a director of CVS Corporation, Internet Capital Group, Inc., Knight-Ridder, Inc., Sunoco, Inc., and Morgan Stanley Institutional Funds. Mr. Gerrity has been a Fannie Mae director since 1991.

      Jamie S. Gorelick, age 52, has been Vice Chair of the Board of Fannie Mae since May 1997. Before joining Fannie Mae, Ms. Gorelick was Deputy Attorney General of the United States, beginning in 1994. She served as General Counsel of the United States Department of Defense from May 1993 to March 1994 and was a partner at Miller, Cassidy, Larroca & Lewin, a law firm, from January 1981 to April 1993. Ms. Gorelick also serves as a director of United Technologies Corporation and Schlumberger Limited. In addition, Ms. Gorelick is a member of the Harvard Board of Overseers. Ms. Gorelick has been a Fannie Mae director since 1997. Ms. Gorelick will leave the Board as of the annual stockholders’ meeting to be held on May 20, 2003 and will leave Fannie Mae on June 30, 2003.

      Ann McLaughlin Korologos, age 61, has been Vice Chairman, RAND Board of Trustees, a nonprofit institution, since May 2001. Ms. McLaughlin Korologos has been Chairman Emeritus, since August 2000, Chairman from October 1996 to August 2000, and Vice Chairman from August 1993 to September 1996, of the Aspen Institute, a nonprofit organization. Ms. McLaughlin Korologos serves as Senior Advisor to Benedetto, Gartland and Company, Inc., an investment banking firm. Ms. McLaughlin Korologos also serves as a director of AMR Corporation (and its subsidiary, American Airlines), Harman International Industries, Inc., Host Marriott Corporation, Kellogg Company, Microsoft Corporation, and Vulcan Materials Company. Ms. McLaughlin Korologos has been a Fannie Mae director since 1994.

      Frederic V. Malek, age 66, has been Chairman of Thayer Capital Partners, a private equity investment firm, since 1993. He served as Co-Chairman of CB Commercial Real Estate Group from 1989 to 1996. He also served as President of Northwest Airlines, Inc., from 1989 to 1990 and Vice Chairman from 1990 to 1992. Mr. Malek also serves as a director of Automatic Data Processing Corp.,

FPL Group, Inc., Northwest Airlines, Inc., Aegis Communications Group, Inc., American Management Systems, Inc., CB Richard Ellis, Manor Care, Inc., and UBS Global Asset Management (US), Inc. Mr. Malek has been a Fannie Mae director since 2002.

      Donald B. Marron, age 68, has been Chairman of UBS America, a non-executive position, since January 2001. He has also been Managing Member of Lightyear Capital, an independent private equity firm, since November 2000. Mr. Marron was President of Paine Webber Group Inc. from 1977, Chief Executive Officer thereof from 1980, and Chairman and Chief Executive Officer thereof from 1981 until its merger with a subsidiary of UBS AG in November 2000, and Chief Executive Officer of UBS PaineWebber Inc. (formerly PaineWebber Incorporated), until January 2001. He also is a director of Shinsei Bank. He is a former director of the National Association of Securities Dealers and the New York Stock Exchange and former governor of the Securities Industries Association. Mr. Marron also is the Private Sector Co-Chairman, National Commission on Retirement Policy (Center for Strategic and International Studies) and Chairman of the Center for the Study of the Presidency. He is a member of the Board of Overseers and Managers, Memorial Sloan-Kettering Cancer Center, and Vice Chairman of the Board of Trustees of The Museum of Modern Art. Mr. Marron has been a Fannie Mae director since 2001.

      Daniel H. Mudd, age 44, has been Vice Chairman of the Board and Chief Operating Officer of Fannie Mae since February 2000. Prior to his employment with Fannie Mae, Mr. Mudd was President and Chief Executive Officer of GE Capital, Japan, a diversified financial services company and a wholly-owned subsidiary of the General Electric Company, from April 1999 to February 2000. He also served as President of GE Capital, Asia Pacific, from May 1996 to June 1999. Mr. Mudd also serves as a director of Ryder System, Inc. Mr. Mudd has been a Fannie Mae director since 2000.

      Anne M. Mulcahy, age 50, has been Chairman of Xerox Corporation since January 2002 and Chief Executive Officer since August 2001. Xerox Corporation is a global company serving document processing markets. Ms. Mulcahy served as President and Chief Operating Officer of Xerox from May 2000 through July 2001. She was Executive Vice President and President, General Markets Operations, from January 1999 to May 2000, and Senior Vice President, Chief Staff Officer from March 1997 to January 1999. Ms. Mulcahy also serves as a director of Target Corporation. Ms. Mulcahy has been a Fannie Mae director since 2000.

      Joe K. Pickett, age 57, retired from HomeSide International, Inc. on June 30, 2001, where he had served as Chairman from February 1996. He also served as Chief Executive Officer of HomeSide International, Inc. from February 1996 to February 2001. HomeSide International was the parent of HomeSide Lending, Inc., a mortgage banking company that was formerly known as BancBoston Mortgage Corporation. HomeSide International, Inc. was a wholly-owned subsidiary of National Australia Bank in 2001. Mr. Pickett also served as Chairman and Chief Executive Officer of HomeSide Lending from April 1990 to April 1999. Mr. Pickett is a past President of the Mortgage Bankers Association of America. Mr. Pickett has been a Fannie Mae director since 1996.

      Franklin D. Raines, age 54, has been Chairman of the Board and Chief Executive Officer of Fannie Mae since January 1999 and was Chairman of the Board and Chief Executive Officer—Designate of Fannie Mae from May 1998 to December 1998. Prior to his current position with Fannie Mae, Mr. Raines was Director of the United States Office of Management and Budget from September 1996 to May 1998. Previously, Mr. Raines had been Vice Chairman of the Board of Fannie Mae from September 1991 to September 1996. He joined Fannie Mae in July 1991 as Vice Chairman—Designate. Before joining Fannie Mae, Mr. Raines was with Lazard Freres & Co., an investment banking firm, which he joined in 1979 and in which he was a General Partner from January 1985 to December 1990 and a Limited Partner from January 1991 to June 1991. Mr. Raines also serves as a director of AOL Time Warner, PepsiCo, Inc., and Pfizer Inc. Mr. Raines was a Fannie Mae director from 1991 to 1996 and has been a Fannie Mae director since 1998.

      H. Patrick Swygert, age 60, has been President of Howard University, a Washington, D.C. educational institution, since 1995. He also serves as a director of Hartford Financial Services Group, Inc. and United Technologies Corporation. Mr. Swygert has been a Fannie Mae director since 2000.

Directors Appointed by the President of the United States

      Our directors appointed by President George W. Bush have provided the following information about their principal occupation, business experience and other matters. Each director’s term ends on the date of the Fannie Mae annual stockholders’ meeting to be held on May 20, 2003.

      Victor H. Ashe, age 58, has been Mayor of Knoxville, Tennessee since 1988. Mr. Ashe is a member of the U.S. Conference of Mayors Executive Committee. He is a past President of the U.S. Conference of Mayors. Mr. Ashe has been a Fannie Mae director since 2001.

      Molly H. Bordonaro, age 34, has been a principal at the Gallatin Group, a strategic consulting and public affairs firm, since May 2002. She was an associate at Norris, Beggs, & Simpson from 1999 to 2002 and was owner and President of The Bordonaro Group from 1995 to 1999. Ms. Bordonaro has been a Fannie Mae director since 2001.

      William R. Harvey, age 62, has been the President of Hampton University, a private educational institution, since 1978. He is the owner of the Pepsi-Cola Bottling Company of Houghton, Michigan. Mr. Harvey has been a Fannie Mae director since 2001.

      Manuel J. Justiz, age 54, has been Dean of the College of Education at the University of Texas at Austin, an educational institution, since 1990 and holds the A.M. Aikin Regents Chair in Education Leadership and the Lee Hage Jamail Regents Chair in Education. In addition, he serves as a director of Voyager Expanded Learning. Mr. Justiz has been a Fannie Mae director since 2001.

      Taylor C. Segue, III, age 48, has been with the Michigan law firm of Howard and Howard since June 2002. He served as Interim Director of the Detroit Housing Authority from August 2002 to December 2002 and was a partner at Butzel, Long, P.C. from February 1999 to May 2002. Mr. Segue was a partner at Segue, Fair, Adams, & Pope, P.L.C. from 1990 to 1999. Mr. Segue has been a Fannie Mae director since 2001.

Executive Officers

      Our executive officers who are not also members of the Board of Directors have provided the following information about their principal occupation, business experience and other matters.

      J. Timothy Howard, age 54, has been Executive Vice President and Chief Financial Officer since February 1990. Mr. Howard became a member of the Office of the Chairman in November 2000. He joined Fannie Mae in 1982. Mr. Howard serves on the Board of Directors of CarrAmerica Realty Corporation.

      Thomas E. Donilon, age 47, has been Executive Vice President— Law and Policy and Secretary since May 2000. He served as Senior Vice President, General Counsel and Secretary from September 1999 to May 2000. Mr. Donilon was a partner with the law firm of O’Melveny & Myers from February 1991 to March 1993 and November 1996 to September 1999 when he joined Fannie Mae. Mr. Donilon served as Assistant Secretary of State for Public Affairs and Chief of Staff to the Secretary of State from March 1993 to November 1996.

      Louis W. Hoyes, age 54, has been Executive Vice President— Single-Family Mortgage Business since May 2000. He served as Senior Vice President— Multifamily Lending and Investment from September 1995 to May 2000. Prior to his employment with Fannie Mae, Mr. Hoyes was a managing director of Citicorp Real Estate, holding various management positions over his 22-year career in their commercial real estate division and Latin American banking group. He also served as a Senior Credit Officer of Citibank, N.A., from 1982 until he joined Fannie Mae.

      Robert J. Levin, age 47, has been Executive Vice President— Housing and Community Development since June 1998. He was Executive Vice President— Marketing from June 1990 to June 1998. He joined Fannie Mae in 1981.

      Adolfo Marzol, age 42, has been Executive Vice President—Finance and Credit since November 2002. He was Executive Vice President and Chief Credit Officer from June 1998 to November 2002. He was Senior Vice President— Single-Family Business Management from July 1996 to June 1998. He was Senior Vice President— Capital Markets from February 1996 to July 1996. Prior to his employment with Fannie Mae, Mr. Marzol was Executive Vice President and Chief Financial Officer from July 1993 to January 1996 and Senior Vice President— Interest Rate Risk from January 1991 to June 1993 of Chase Manhattan Mortgage Corporation, a mortgage company.

      Peter S. Niculescu, age 43, has been Executive Vice President— Mortgage Portfolio Business since November 2002. He was Senior Vice President— Portfolio Strategy from March 1999 to November 2002. Prior to his employment with Fannie Mae, Mr. Niculescu was a Managing Director and Co-Head of Fixed Income Research for Goldman Sachs & Co. He joined Goldman Sachs in 1990 and held a variety of positions including Managing Director— Mortgage Research, Vice President— Mortgage Research and Corporate Bond Strategist.

      Julie St. John, age 51, has been Executive Vice President and Chief Technology Officer since July 2000. She served as Senior Vice President— Mortgage Business Technology from November 1999 to July 2000. She was Senior Vice President— Guaranty and Franchise Technologies from November 1993 to November 1999. Ms. St. John joined Fannie Mae in 1990.

      Michael J. Williams, age 45, has been President— Fannie Mae eBusiness since July 2000. He served as Senior Vice President— e-Commerce from March 2000 to July 2000. He was Senior Vice President— Customer Applications and Technology Integration from November 1993 to March 2000. Mr. Williams joined Fannie Mae in 1991.

      Under Fannie Mae’s bylaws, each officer holds office until his or her successor is chosen and qualified or until he or she dies, resigns, retires, or is removed from office by the Board of Directors, whichever occurs first.

Section 16(a) Beneficial Ownership Reporting Compliance.

      Fannie Mae is organized under the Federal National Mortgage Association Charter Act, 12 U.S.C., § 1716 et seq. (the “Charter Act”). Because the Charter Act provides that Fannie Mae common stock is an “exempted security” under the Securities Exchange Act of 1934, Fannie Mae’s executive officers and directors have not been subject to Section 16(a) beneficial ownership reporting. However, Fannie Mae has adopted reporting policies similar to the Section 16 requirements for its executive officers and directors. The reports are available on our Internet web site at www.fanniemae.com. During 2002, no Fannie Mae executive officer or director failed to file on a timely basis any report required under such policies.

      Upon effectiveness of this Registration Statement, our directors and officers will file Section 16(a) reports with the SEC. Those reports will be available at www.fanniemae.com.

Item 6.     Executive Compensation.

Directors’ Compensation

     Retainer Fees

      During 2002, Fannie Mae paid directors an annual retainer of $35,000, plus $1,000 for attending each Board or Board committee meeting. Committee chairmen received an additional $500 for each committee meeting they chaired. Directors who participated in telephone conference meetings of the Board or Board committees received $600 per meeting plus an additional $300 for each telephone conference committee meeting that they chaired. In addition, each nonmanagement director received or vested in restricted common stock and stock options under the Fannie Mae Stock Compensation

Plan of 1993, as discussed below. As of January 1, 2003, the annual retainer paid to Fannie Mae directors who are committee chairmen was increased to $45,000.

      Directors who are employees of Fannie Mae receive no compensation for their service as directors.

     Stock Options

      Each nonmanagement director is granted an annual nonqualified stock option to purchase 4,000 shares of Fannie Mae common stock at the fair market value on the date of grant. The date of grant is the date of the annual meeting of stockholders. A nonmanagement director appointed or elected as a mid-term replacement will receive a nonqualified stock option to purchase at the fair market value on the date of grant a pro rata number of shares equal to the fraction of the remainder of the term. In May 2002, each nonmanagement director received an option to purchase 4,000 shares of common stock, with a fair market value on the date of grant of $78.885. Each option granted in 2002 will expire 10 years after the date of grant and was exercisable immediately on the date of grant. The options held by nonmanagement directors who have served on the Board for at least 10 years may be exercised for a period of one year following their retirement from the Board.

     Restricted Stock

      Fannie Mae has a restricted stock award program for nonmanagement members of the Board of Directors. The shares currently are awarded under the Fannie Mae Stock Compensation Plan of 1993. The award program provides for consecutive five-year cycles of awards of restricted common stock to nonmanagement members of the Board of Directors. Restricted common stock is common stock that cannot be sold until it vests over an extended period of time, with vesting contingent on the director’s continued service on the Board. Restricted common stock issued to participants is held in an escrow account for each participant until it vests. At vesting, the restricted period ends and the escrow agent delivers stock certificates to participants.

      Each participant has all of the rights and privileges of a stockholder as to the restricted common stock, other than the ability to transfer it, including the right to receive any cash or stock dividends declared with respect to the stock and the right to instruct the escrow agent in voting the stock. Awards vest over five years at the rate of 20 percent per year, provided the participant is serving on the Board. If a director joins the Board during a five-year cycle, he or she receives the number of shares of restricted common stock that represents their pro rata portion of the grant for the cycle, based on the time remaining in the cycle. These grants vest in the same annual amounts as those of directors who participate in the full five-year cycle. Vesting accelerates upon departure from the Board due to death, disability, or the 70th birthday of an elected director.

      In May 2001, Fannie Mae granted 871 shares of restricted common stock for the 2001–2006 cycle to each nonmanagement director who was a member of the Board at that time. The full award for the 2001–2006 cycle had a fair market value on the grant date of $65,813. The current members of the Board who were not members in May 2001 received pro rata awards upon their appointment or election to the Board, as follows: 856 shares to Mr. Ashe, Ms. Bordonaro, Mr. Harvey and Mr. Segue in July 2001; 813 shares to Mr. Justiz in October 2001; and 697 shares to Mr. Malek in May 2002.

      In May 2002, the following nonmanagement directors vested in shares of restricted common stock as follows: 174 shares to Mr. Ashley, Mr. Duberstein, Mr. Gerrity, Ms. Korologos, Mr. Marron, Ms. Mulcahy, Mr. Pickett, and Mr. Swygert; 159 shares to Mr. Ashe, Ms. Bordonaro, Mr. Harvey, and Mr. Segue; and 116 shares to Mr. Justiz. In addition, in May 2002, Mr. Vincent Mai, who left the Board in May 2002, and Mr. Stephen Friedman, who left the Board in December 2002, each vested in 174 shares of restricted common stock.

     Fannie Mae Director’s Charitable Award Program

      In 1992, Fannie Mae established the Federal National Mortgage Association Director’s Charitable Award Program. The purpose of the program is to acknowledge the service of Fannie Mae’s directors, recognize the interest of Fannie Mae and its directors in supporting worthy institutions, and enhance Fannie Mae’s director benefit program to enable Fannie Mae to continue to attract and retain directors of the highest caliber. Under the program, when a director dies, Fannie Mae will donate up to an aggregate of $1,000,000 in $100,000 increments to a maximum of five charitable organizations or educational institutions of the director’s choice. To be eligible to receive a donation, a recommended organization must be an educational institution or charitable organization and must qualify to receive tax-deductible donations under the Internal Revenue Code. The program is funded by life insurance contracts on the lives of participating directors; the funding is structured in a manner that will allow Fannie Mae to recover the entire program cost through the receipt of life insurance benefits. The program has no direct compensation value to directors because they do not receive any direct cash or tax benefit.

Executive Compensation Tables

      The tables on pages 9 to 12 profile Fannie Mae’s compensation for the Chief Executive Officer and its four other most highly compensated executive officers (the “covered executives”), including salaries and bonuses paid during the last three years and 2002 option grants and exercises.

          Summary Compensation Table

      The following table shows the compensation of the covered executives for 2002, 2001 and 2000. Awards made in January 2003 are reported as compensation for 2002.

					Long Term Compensation

					Awards		Payouts

	Annual Compensation(1)					Securities
					Restricted	Underlying
				Other Annual	Stock	Options/	LTIP
Name and		Salary	Bonus	Compensation	Award(s)(2)	SARs	Payouts
Principal Position	Year	($)	($)	($)	($)	(#)	($)

Franklin D. Raines	2002	$992,250	$3,300,000	$78,692		311,731	$7,233,679
Chairman of the Board	2001	992,250	3,125,650	3,085		277,335	6,803,068
and Chief Executive Officer	2000	992,250	2,480,625	2,907		421,358	4,588,616

Daniel H. Mudd	2002	689,124	911,250	1,358		82,918	2,339,702
Vice Chairman of the Board	2001	656,429	1,083,109	1,320		87,194	1,188,846
and Chief Operating Officer	2000	537,063	735,130	265,052	$1,319,533	321,295	414,090

Jamie S. Gorelick	2002	689,124	911,250	1,583		0	3,049,012
Vice Chair of the Board	2001	656,429	1,083,109	1,837		87,194	2,791,087
	2000	625,170	859,609	1,819		186,517	2,458,528

J. Timothy Howard	2002	498,614	781,250	1,169		81,661	1,947,368
Executive Vice President	2001	463,315	694,983	1,103		75,617	1,987,119
and Chief Financial Officer	2000	435,540	544,425	1,126		129,142	2,088,542

Robert J. Levin	2002	480,092	575,000	950		72,445	1,947,368
Executive Vice President—	2001	457,317	686,028	994		44,735	1,987,119
Housing & Community	2000	435,540	544,425	1,043		100,002	2,088,542
Development

[Additional columns below]

[Continued from above table, first column(s) repeated]

All Other
Name and	Compensation(3)
Principal Position	($)

Franklin D. Raines	$24,248
Chairman of the Board	25,215
and Chief Executive Officer	41,315

Daniel H. Mudd	9,569
Vice Chairman of the Board	8,412
and Chief Operating Officer	342,796

Jamie S. Gorelick	15,589
Vice Chair of the Board	15,420
22,015

J. Timothy Howard	12,213
Executive Vice President	12,150
and Chief Financial Officer	18,543

Robert J. Levin	9,811
Executive Vice President—	9,373
Housing & Community	12,877
Development

Notes to Summary Compensation Table

(1)	“Salary” includes annual salary deferred to later years. “Bonus” includes amounts accrued under the Annual Incentive Plan and, for 2001, the value of shares the covered executives received under the 2001 Special Award Program. “Other Annual Compensation” for Mr. Raines in 2002 includes $37,225 for tax counseling and financial planning services and

$38,307 for the personal use of company transportation that has been imputed to Mr. Raines as income for tax purposes. For Mr. Mudd, “Other Annual Compensation” in 2000 includes $264,565 for reimbursement of taxes in connection with his relocation from Tokyo, Japan to Washington, D.C.

(2)	Because restricted common stock is held in escrow until vested, as of December 31, 2002, Equiserve Trust Company, N.A., acting as escrow agent, held 15,000 shares of unvested restricted common stock for Mr. Mudd, subject to a vesting schedule through February 2005, with an aggregate value of $964,950. Dividends are paid on restricted common stock at the same rate as the dividends paid on Fannie Mae’s common stock.

(3)	“All Other Compensation” for each covered executive in 2002 includes a $6,000 employer matching contribution under the Retirement Savings Plan for Employees. “All Other Compensation” for 2002 also includes an amount allocated to the premiums paid by Fannie Mae for the term life portion of split-dollar life insurance coverage and an amount equal to the estimated value of the total premiums paid by Fannie Mae for the split-dollar insurance coverage, as follows: Mr. Raines, $2,144 and $14,247; Mr. Mudd, $744 and $1,850; Ms. Gorelick, $1,254 and $7,360; Mr. Howard, $630 and $4,608; and Mr. Levin, $364 and $2,472. Each Fannie Mae officer (other than Mr. Raines, Mr. Mudd, and Ms. Gorelick) has coverage based on annual salary. The coverage for Mr. Raines, Mr. Mudd, and Ms. Gorelick equals approximately two times salary. Fannie Mae also has provided to Mr. Raines an additional term life insurance benefit in the amount of $900,000, with an annual premium allocated to Mr. Raines of $882. “All Other Compensation” also includes premiums of $975 paid on behalf of each covered executive in 2002 for excess liability insurance coverage. For Mr. Mudd, the 2000 amount includes $340,164 for hiring costs and reimbursement of expenses in connection with his relocation from Tokyo, Japan to Washington, D.C.

          Options Grants in Last Fiscal Year

      The following table shows stock option grants for 2002 to the covered executives. These options represent part of Fannie Mae’s variable long-term awards program for its officers, which also includes performance shares as described below in the Long-Term Incentive Plan Awards Table. The value of stock options depends upon a long-term increase in the market price of the common stock. If the stock price does not increase, the options will be worthless; if the stock price does increase, the increase will benefit all stockholders.

	Individual Grants

		% of Total
	Number of	Options			Grant Date
	Securities	Granted to	Exercise or		Present
	Underlying Options	Employees for	Base Price	Expiration	Value(2)
Name	Granted(1)	2002(1)	($/Sh)	Date	($)

Franklin D. Raines	311,731	8.27%	$69.43	1/21/13	$6,680,395
Daniel H. Mudd	82,918	2.20%	69.43	1/21/13	1,776,933
Jamie S. Gorelick(3)	n/a	n/a	n/a	n/a	n/a
J. Timothy Howard	81,661	2.17%	69.43	1/21/13	1,749,995
Robert J. Levin	72,445	1.92%	69.43	1/21/13	1,552,496

Notes to Option Grants Table

(1)	Includes options granted on January 21, 2003. Options vest 25% per year beginning on the first anniversary of the grant date, or upon the optionee’s retirement (at age 65 or later), early retirement (from age 60 to 64, with at least five years of service), total disability, or death, and in certain cases upon a change in control, and expire 10 years after the date of grant. The options granted to officers at and above the level of executive vice president are subject to accelerated vesting under certain circumstances. Mr. Raines generally will have the right to exercise any vested nonqualified stock option, whenever granted, until it expires by its terms, regardless of whether he is a Fannie Mae employee.

(2)	The “Grant Date Present Value” numbers in the table were derived by application of a variation of the Black-Scholes option pricing model. The following assumptions were used in the model:

•	an exercise price on the option equal to the fair market value of the underlying stock on the date of grant;

•	an option term of 10 years and an interest rate of 3.97%, which represents the interest rate on a U.S. Treasury security with a maturity date corresponding to that of the option term;

•	volatility of 31.87%, calculated using 5-year weekly volatility prior to the grant date; and

•	current dividends at the rate of $1.56 per share, representing the annualized dividends paid with respect to a share of common stock and representing a constant percentage of 2.25% at the date of grant.

(3)	As announced by Fannie Mae on January 10, 2003, Ms. Gorelick will leave Fannie Mae on June 30, 2003.

          Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

      The following table shows the aggregate number of shares underlying options exercised in 2002 and the value at year-end 2002 of outstanding options, whether or not exercisable.

Number of
			Securities Underlying	Value of Unexercised
			Unexercised Options	In-the-Money Options
	Shares		December 31, 2002	December 31, 2002(2)
	Acquired	Value	Exercisable/	Exercisable/
	on Exercise	Realized(1)	Unexercisable	Unexercisable
Name	(#)	($)	(#)	($)

Franklin D. Raines	n/a	$ n/a	1,000,630/618,843	$1,441,600/$ 390,793

Daniel H. Mudd	n/a	n/a	124,090/284,399	663,207/ 2,011,068

Jamie S. Gorelick	n/a	n/a	296,110/227,281	1,661,516/ 177,120

J. Timothy Howard	20,000	1,246,362	408,624/161,395	9,899,535/ 103,527

Robert J. Levin	20,900	1,025,314	386,333/123,664	9,899,535/ 103,527

Notes to Option Exercises/ Year End Values

      (1) “Value Realized” is the difference between the exercise price and the market price on the exercise date, multiplied by the number of options exercised. “Value Realized” numbers do not necessarily reflect what the executive might receive when he or she sells the shares acquired by the option exercise, since the market price of the shares at the time of sale may be higher or lower than the price on the exercise date of the option.

      (2) “Value of Unexercised In-the-Money Options” is the aggregate, calculated on a grant by grant basis, of the product of the number of unexercised options at the end of 2002 multiplied by the difference between the exercise price for the grant and the year-end market price ($64.33), excluding grants for which the difference is equal to or less than zero.

          Long-Term Incentive Plan Awards Table

		Performance or Other
		Period Until		Estimated Future Payouts Under
		Maturation or Payout		Non-Stock Price Based Plans
	Number of
	Performance		Payout Period	Threshold	Target	Maximum
Name	Shares(1)	Award Cycle	(if any)	(#)	(#)	(#)

Franklin D. Raines	107,505	2003-2005	2006, 2007	43,002	107,505	161,258
Daniel H. Mudd	28,596	2003-2005	2006, 2007	11,438	28,596	42,894
Jamie S. Gorelick	n/a	n/a	n/a	n/a	n/a	n/a
J. Timothy Howard	28,162	2003-2005	2006, 2007	11,265	28,162	42,243
Robert J. Levin	24,984	2003-2005	2006, 2007	9,994	24,984	37,476

Note to Long-Term Incentive Plan Awards Table

(1)	Contingent grants of performance shares were made as part of Fannie Mae’s variable long- term awards program on January 21, 2003 for the 2003-2005 cycle, for which distributions will be made in 2006 and 2007. Actual awards range from 40 percent to 150 percent of a participant’s performance shares based on equally weighted goals for growth in earnings per share and performance in strategic areas. If Fannie Mae does not meet the requirement to achieve 40 percent awards, no award will be paid. The value of an actual award depends on the level of achievement and the value of Fannie Mae’s common stock at the end of the cycle. The fair value of a performance share for the 2003-2005 cycle is subject to a limit of three times the fair market value of Fannie Mae’s common stock on January 21, 2003, the date of grant. The fair market value of Fannie Mae’s common stock on the date of grant was $69.43.

Fannie Mae Retirement Plans

     Fannie Mae Retirement Plan

      The Federal National Mortgage Association Retirement Plan for Employees Not Covered Under Civil Service Retirement Law (the “Fannie Mae Retirement Plan”) provides benefits for those employees who are not covered by the federal Civil Service retirement law. Normal retirement benefits are computed on a single life basis using a formula based on final average annual earnings and years of credited service. Participants are fully vested when they complete five years of credited service. In addition, the Fannie Mae Retirement Plan is coordinated with Social Security Covered Compensation as defined in Internal Revenue Service regulations. Since 1989, Internal Revenue Code provisions have limited the amount of annual compensation that may be used for calculating pension benefits and the annual benefit that may be paid. For 2002, the statutory compensation and benefit caps were $200,000 and $160,000, respectively, and they remain unchanged for 2003. Before 1989, some employees accrued benefits based on higher income levels. For employees who retire before age 65, benefits are reduced by stated percentages for each year that they are younger than 65.

      The covered executives have approximately the following years of credited service: Mr. Levin, 22 years; Mr. Howard, 21 years; Mr. Raines, 11 years; Ms. Gorelick, 6 years; and Mr. Mudd, 3 years.

      The benefits under the Fannie Mae Retirement Plan are not subject to deductions for social security benefits or other offset amounts.

     Supplemental Pension Plans

      Fannie Mae adopted the Supplemental Pension Plan to provide supplemental retirement benefits to employees who do not participate in the Executive Pension Plan and whose salary exceeds the statutory compensation cap applicable to the Fannie Mae Retirement Plan or whose benefit under the Fannie Mae Retirement Plan is limited by the statutory benefit cap applicable to that Plan. Fannie Mae adopted the 2003 Supplemental Pension Plan to provide similar additional benefits to Fannie

Mae officers based on the annual cash bonus received by an officer, but limited to 50 percent of the officer’s salary.

      The benefits under the supplemental pension plans are not subject to deductions for social security benefits or other offset amounts.

      The following table shows the estimated annual benefits that are payable under the Fannie Mae Retirement Plan and, if applicable, the supplemental pension plans, to an employee who does not participate in the Executive Pension Plan and who turned 65 and retired on January 1, 2003, using years of service accrued through January 1, 2003.

      Fannie Mae Retirement Plan and Supplemental Pension Plans

	Estimated Annual Pension for Representative Years of Service
Final Average
Annual Earnings	10	15	20	25	30	35

$50,000	$7,802	11,883	16,688	21,493	26,298	31,103
100,000	17,802	26,883	36,688	46,493	56,298	66,103
150,000	27,802	41,883	56,688	71,493	86,298	101,103
200,000	37,802	56,883	76,688	96,493	116,298	136,103
250,000	47,802	71,883	96,688	121,493	146,298	171,103
300,000	57,802	86,883	116,688	146,493	176,298	206,103
350,000	67,802	101,883	136,688	171,493	206,298	241,103
400,000	77,802	116,883	156,688	196,493	236,298	276,103
450,000	87,802	131,883	176,688	221,493	266,298	311,103
500,000	97,802	146,883	196,688	246,493	296,298	346,103
550,000	107,802	161,883	216,688	271,493	326,298	381,103
600,000	117,802	176,883	236,688	296,493	356,298	416,103
650,000	127,802	191,883	256,688	321,493	386,298	451,103
700,000	137,802	206,883	276,688	346,493	416,298	486,103
1,876,900	373,182	559,953	747,448	934,943	1,122,438	1,309,933

     Executive Pension Plan

      Fannie Mae adopted an Executive Pension Plan to supplement the benefits payable to key officers under the Fannie Mae Retirement Plan. The Compensation Committee selects the participants and determines the pension benefits for each participant. The Board of Directors approves the pension benefits for participants who are at the level of executive vice president and above. Payments are reduced by any amounts payable under the Fannie Mae Retirement Plan, any amounts payable under the Civil Service retirement system attributable to Fannie Mae’s contributions for service with it, and, in certain circumstances, any amounts attributable to employer contributions payable under a prior employer’s tax-qualified plan.

      Participants are granted pension benefits ranging from 30 percent to 60 percent of the average total compensation for the three consecutive years of the participant’s last ten years of employment when total compensation was the highest. Total compensation generally is a participant’s average annual base salary, including deferred compensation, plus the participant’s other taxable compensation paid by Fannie Mae for the relevant year, up to 50 percent of annual base salary for that year. (Payments earned over multiyear periods are allocated equally over the years.)

      Participants who retire before age 60 generally receive a reduced benefit. Participants typically vest fully in their pension benefit after 10 years of Fannie Mae service as a participant in the Executive Pension Plan, with partial vesting usually beginning after 5 years. The benefit payment typically is a monthly amount equal to 1/12th of the participant’s annual retirement benefit payable during the lives of the participant and the participant’s surviving spouse. If a participant dies before receiving benefits under the Executive Pension Plan, generally his or her surviving spouse will be entitled to a death benefit that begins when the spouse reaches age 55, based on the participant’s pension benefit at the date of death.

      Estimated annual benefits payable upon retirement, assuming that Fannie Mae’s corporate performance causes a participant’s other compensation to equal or exceed 50 percent of annual base salary and full vesting at normal retirement age, for each of the covered executives are as follows: Mr. Raines (60 percent pension benefit), $1,037,727; Mr. Mudd (50 percent pension benefit), $537,098; Ms. Gorelick (50 percent pension benefit), $537,098; Mr. Howard (40 percent pension benefit), $375,000; and Mr. Levin (40 percent pension benefit), $345,000.

Employment Arrangements

      Fannie Mae’s employment agreements with Mr. Raines, Mr. Mudd, and Ms. Gorelick end on June 30, 2003, June 30, 2003, and April 30, 2003, respectively. Under the agreements, his or her current salary may not be reduced, and the agreements may be extended for additional periods. The Board expects to enter into new contracts with Mr. Raines and Mr. Mudd prior to June 30, 2003.

      Among other things, the agreements provide that if the officer is terminated other than for cause, is not nominated for election to the Board of Directors, is removed from his or her current position, if the agreement is not extended after the end of its term, if there is a material change in responsibilities or, if for any reason his or her employment is terminated within six months after a change in control of Fannie Mae, the officer will be entitled to receive his or her then current annual salary until the later of the close of the remaining term of the employment agreement or one year after its termination or nonextension (reduced, starting six months after termination, by amounts earned through other employment). Each employment agreement contains a similar provision if the officer’s employment terminates due to disability, except that the amount of annual salary will be reduced by any disability benefits received, to the extent that the benefits are attributable to payments made by Fannie Mae, and by any amounts earned through other employment, until the employment agreement expires.

      If Mr. Raines dies during the term of his employment agreement, his designated beneficiary will receive a cash sum equal to two times Mr. Raines’ annual salary at the time of death. His surviving spouse will begin to receive the Executive Pension Plan’s surviving spouse’s benefit immediately, regardless of her age, and the benefit will be reduced only if Mr. Raines dies before age 55. If Mr. Mudd or Ms. Gorelick dies during the term of his or her employment agreement, the designated beneficiary or estate will receive a cash sum equal to his or her annual salary in effect at death.

      For 2002, the Board of Directors set Mr. Raines’ cash base salary at $992,250, unchanged since 2000. For the purposes of calculating his pension benefits, life insurance benefits and bonus opportunity, however, the Board of Directors set Mr. Raines’ annual base salary at $1,093,956, reflecting a 5 percent merit increase over the prior year. Consistent with Fannie Mae’s “pay for performance” philosophy, the difference between Mr. Raines’ cash base salary and annual base salary is awarded as additional long-term, equity-based compensation.

      As announced by Fannie Mae on January 10, 2003, Ms. Gorelick will leave Fannie Mae later this year to devote substantial time to the bipartisan national commission investigating the attacks of September 11, 2001, and to pursue other interests. Ms. Gorelick will remain an employee of Fannie Mae through June 30, 2003. Until that date, Ms. Gorelick will continue to receive her current salary and benefits, including the vesting of stock-based compensation and pension benefits pursuant to her agreement.

      Fannie Mae has agreements with Mr. Howard and Mr. Levin, executive vice presidents of Fannie Mae. Each agreement provides that if the officer is terminated for reasons other than for cause, he will continue to receive his base salary for a period of 12 months from the date of termination and will continue to be covered by Fannie Mae’s life, medical, and long-term disability insurance plans for a 12-month period, or until re-employment that provides certain coverage, whichever occurs first. Any disability benefits that the officer receives during the 12-month period will reduce the amount otherwise payable by Fannie Mae, but only to the extent the benefits are attributable to payments made by Fannie Mae.

Item 7.     Certain Relationships and Related Transactions.

Board of Directors

      During 2002, 2001, and 2000, Fannie Mae was a party to certain business transactions with institutions related to directors. These transactions were done in the ordinary course of business, with terms and conditions substantially the same as those prevailing for comparable transactions with other persons. They represent an insignificant portion of Fannie Mae’s business.

2002

      Mr. Duberstein is Chairman and Chief Executive Officer of The Duberstein Group, an independent strategic planning and consulting company. The firm has provided services to Fannie Mae since 1991. From 2000 through 2002, the firm provided services on an annual fixed-fee basis of $375,000, and will continue to provide similar services during 2003.

      Mr. Swygert’s son is employed by Fannie Mae as a non-officer employee in Fannie Mae’s eBusiness Marketing area.

2001 and 2000

      Mr. Pickett retired from Homeside International, Inc. (“HomeSide”) on June 30, 2001, where he served as Chairman from February 1966. HomeSide, through its primary operating subsidiary, HomeSide Lending, Inc. (“HSL”), was active in the mortgage banking and servicing business during 2001 and 2000 and as such, regularly engaged with Fannie Mae in those types of transactions. During 2001 and 2000, respectively, HSL transferred $11,935 million and $5,995 million of mortgages pursuant to swap transactions involving Fannie Mae; Fannie Mae purchased mortgages with aggregate principal balances of $858 million and $66 million for its own portfolio from HSL; and serviced 818,679 and 742,138 mortgages in Fannie Mae’s mortgage-backed securities and portfolio with balances of $76,519 million and $66,521 million. Fees generated from such servicing in 2001 and 2000 were approximately $287 million and $216 million, respectively. After June 30, 2001, Mr. Pickett had no formal relationship with HomeSide.

      As part of Fannie Mae’s community revitalization efforts in many cities, Fannie Mae formed a strategic partnership with the District of Columbia Housing Finance Agency, Howard University and other community leaders to improve LeDroit Park, an area surrounding Howard University. As part of that initiative, Fannie Mae extended an $800,000 line of credit to Howard University, a non-profit educational institution of which Mr. Swygert is President. Amounts drawn under the line of credit carried an annual interest rate of 7.1%. During 2001 and 2000, the largest amount outstanding under the credit line was $800,000. The line of credit was repaid in full on June 29, 2001.

      Until January 22, 2001, prior to his election to Fannie Mae’s Board in May 2001, Mr. Marron served as Chief Executive Officer of UBS PaineWebber Inc., a wholly-owned subsidiary of UBS AG. During 2001, UBS AG, directly and through its subsidiaries, provided various investment banking services to Fannie Mae and may continue to provide similar or other services during 2003. Mr. Marron has served as Chairman of UBS America, a non-executive position, since January 2001.

Executive Officers

      Mr. Levin’s sister is employed by Fannie Mae as a non-officer employee in Fannie Mae’s Enterprise Systems Operations area.

Item 8.     Legal Proceedings.

      Information on Fannie Mae’s legal proceedings is set forth under Item 3 of the Annual Report on Form 10-K attached as Exhibit 99.1.

Item 9.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

      Fannie Mae’s common stock is publicly traded on the New York, Pacific, and Chicago stock exchanges and is identified by the ticker symbol “FNM.” The transfer agent and registrar for the common stock is EquiServe Trust Company, N.A., P.O. Box 43069, Providence, Rhode Island 02940. The following table shows, for the periods indicated, the high and low sales prices per share of Fannie Mae’s common stock on the New York Stock Exchange Composite Transactions as reported in the Bloomberg Financial Markets service and the dividends paid in each period.

Quarterly Common Stock Data

	2002			2001

Quarter	High	Low	Dividend	High	Low	Dividend

First	$83.75	$75.08	$.33	$87.94	$72.08	$.30
Second	84.10	72.00	.33	87.87	74.00	.30
Third	77.55	58.85	.33	87.10	73.71	.30
Fourth	72.12	61.45	.33	85.14	75.19	.30

      The closing price of Fannie Mae’s common stock on March 27, 2003, as so reported, was $66.77.

      At February 28, 2003, there were outstanding approximately 987 million shares of common stock. At December 31, 2002, there were approximately 26,000 stockholders of record and, based on the number of requests for proxies and quarterly reports, Fannie Mae estimates that there are approximately 380,000 additional stockholders who held shares through banks, brokers and nominees.

      Fannie Mae’s payment of dividends is subject to certain statutory restrictions, including approval by the Director of the Office of Federal Housing Enterprise Oversight, of any dividend payment that would cause Fannie Mae’s capital to fall below specified capital levels. See the information under Item 11 of this Registration Statement. Fannie Mae has exceeded the applicable capital standards since the adoption of these restrictions in 1992 and, consequently, has been making dividend payments without the need for such approval.

      Payment of dividends on common stock is also subject to payment of dividends on preferred stock outstanding.

Equity Compensation Plan Information

(as of December 31, 2002)

			Number of securities
			remaining available
			for future issuance
			under equity
			compensation plans
	Number of securities to	Weighted-average	(excluding
	be issued upon exercise	exercise price of	securities
	of outstanding options,	outstanding options,	reflected in first
	warrants and rights	warrants and rights	column)
Plan category	(#)	($)	(#)

Equity compensation plans approved by stockholders	25,131,000	$59.16	16,297,084 (1)

Equity compensation plans not approved by stockholders	n/a	n/a	n/a (2)

Total	25,131,000	$59.16	16,297,084

(1)	Stockholder Approved Plans: 4,727,809 shares under the 1985 Employee Stock Purchase Plan and 11,569,275 shares under the Stock Compensation Plan of 1993.

(2)	Fannie Mae has no equity compensation plans that have not received stockholder approval.

Item 10.     Recent Sales of Unregistered Securities.

      The securities Fannie Mae issues are “exempt securities” under laws administered by the SEC to the same extent as securities that are obligations of, or guaranteed as to principal and interest by, the United States. Registration statements with respect to offerings of Fannie Mae securities are not filed with the SEC, except for this voluntary filing of Form 10 with respect to Fannie Mae common stock. The following table indicates the securities sold by Fannie Mae through various underwriters over the last three years. All securities were sold for cash, except for $4,253 million aggregate principal amount of debt securities which were exchanged for $2,325 million aggregate principal amount of other debt securities. Fannie Mae used the cash proceeds from these sales for general corporate purposes.

	Amount ($ in millions)

Security	2002	2001	2000	Total

Debt Securities(1)	$1,773,185	$1,931,850	$1,227,163	$4,932,198

Mortgage-backed Securities(2)	723,299	525,321	210,311	1,458,931

Non-Cumulative Preferred Stock	1,000	400	978	2,378

(1)	Includes all unsecured debt securities issued under Fannie Mae’s Universal Debt Facility.
(2)	Includes lender-originated MBS. Does not include MBS originated by Fannie Mae which amounted to $16,296 million, $3,101 million and $1,351 million for 2002, 2001 and 2000, respectively.

      In addition, Fannie Mae provided $2,670 million, $2,135 million and $1,812 million in 2002, 2001 and 2000, respectively, of credit enhancement and liquidity support for taxable or tax-exempt housing bonds issued by state and local governmental entities to finance multifamily housing.

Item 11.     Description of Registrant’s Securities to be Registered.

      Section 303(a) of the Charter Act provides that Fannie Mae shall have common stock, without par value. Each share of common stock is entitled to one vote at all elections of directors and on all other matters presented for common stockholder vote. The common stock has no conversion or pre-emptive rights or redemption or sinking fund provisions. The outstanding shares of common stock are fully paid and nonassessable. There is no prohibition against the purchase by Fannie Mae of its own common stock, holding such common stock in its treasury, and reselling such stock. In the event of liquidation of Fannie Mae, holders of common stock are entitled to share ratably, in accordance with their holdings, in the remaining assets of Fannie Mae after payment of all liabilities and amounts payable to the holders of preferred stock. The holders of the common stock elect thirteen directors, and the President of the United States appoints the remaining five directors. Holders of common stock have one vote for every share owned on the related record date. The Charter Act, Fannie Mae’s governing instrument, cannot be amended by the stockholders, but only by an Act of Congress.

      Fannie Mae also is authorized by the Charter Act to have preferred stock on such terms and conditions as the Board of Directors of Fannie Mae may prescribe. No common stockholder approval is required to issue preferred stock. As of March 27, 2003, Fannie Mae had outstanding $150 million of non-cumulative preferred stock issued in 1998, $150 million issued in 1999, $978 million issued in 2000, $400 million issued in 2001, $1 billion issued in 2002, and $400 million issued in 2003, all of which is redeemable at Fannie Mae’s option beginning in 1999, 2004, 2002, 2006, 2007 (for Series I preferred stock issued in 2002), 2004 (for Series J preferred stock issued in 2002), and 2005, respectively. Holders of these preferred stock issues are entitled to receive noncumulative, quarterly dividends when, and if, declared by Fannie Mae’s Board of Directors or a duly authorized committee of the Board. Payment of dividends on preferred stock is not mandatory, but has priority over payment of dividends on common stock. See “Notes to Financial Statements—Note 12” in Item 8 of the attached Form 10-K for additional information on preferred stock.

      The Charter Act contains no limitation on the amount of stock that may be issued.

      Holders of common and preferred stock are entitled to receive cash dividends if, as, and when declared by the Board of Directors. The Charter Act as amended by the Federal Housing Enterprises Financial Safety and Soundness Act (the “1992 Act”) restricts the ability of the Board of Directors to make capital distributions, including any dividends, in certain circumstances. The 1992 Act established risk-based capital, minimum capital and critical capital requirements for Fannie Mae. See “Government Regulation and Charter Act” in Item 1 of the attached Form 10-K and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Resources—Regulatory Environment” in Item 7 of the Annual Report on Form 10-K attached as Exhibit 99.1 regarding the capital standards applicable to Fannie Mae. Fannie Mae may not pay any dividend, without the approval of the Office of Federal Housing Enterprise Oversight (“OFHEO”), if the dividend payment would decrease its total capital below the risk-based capital level or its core capital below the minimum capital level. If Fannie Mae does not meet the risk-based capital standard but does meet the minimum capital standard, it may not make any dividend payment that would cause it to fail to meet the minimum capital standard. If Fannie Mae meets neither the risk-based capital standard nor the minimum capital standard but does meet the critical capital standard established under the 1992 Act, it may make a dividend payment only if it would not fail to meet the critical capital standard as a result of the payment and the Director of OFHEO approves the payment after finding that the payment satisfies certain statutory conditions. The Director has the authority to require Fannie Mae to submit a report to the Director regarding any capital distribution (including any dividend) declared by Fannie Mae before Fannie Mae makes the distribution.

      The payment of dividends on common stock also is subject to the payment of dividends on any preferred stock outstanding. No cash dividend may be declared or paid or set apart for payment on common stock unless cash dividends have been declared and paid or set apart (or ordered to be set apart) on preferred stock outstanding for the current dividend period. Dividends on common stock have been declared and paid for each quarter during Fannie Mae’s two most recent fiscal years. See Item 9 for quarterly dividends paid on common stock during 2002 and 2001.

      This description is summarized from the Charter Act, the 1992 Act, Fannie Mae’s bylaws and certain resolutions of the Board of Directors and stockholders of Fannie Mae. This description does not purport to be complete, and is qualified in its entirety by reference to the Charter Act, the 1992 Act, Fannie Mae’s bylaws and the resolutions.

Item 12.     Indemnification of Directors and Officers.

      Fannie Mae’s bylaws authorize the Board of Directors to indemnify Fannie Mae directors and officers and, in the circumstances set forth below, require such indemnification.

      Article 6 of Fannie Mae’s bylaws provides as follows:

      Section 6.01. General Indemnification. The Board of Directors may, in such cases or categories of cases as it deems appropriate, indemnify and hold harmless, or make provision for indemnifying and holding harmless, members of the Board of Directors, officers, employees, and agents of the corporation, and persons who formerly held such positions, and the estates of any of them against any or all claims and liabilities (including reasonable legal fees and other expenses incurred in connection with such claims or liabilities) to which any such person shall have become subject by reason of his or her having held such a position or having allegedly taken or omitted to take any action in connection with such position.

      Section 6.02. Indemnification of Board Members and Officers. Pursuant to a federal regulation, Fannie Mae designated Delaware General Corporation Law as the body of law to follow for its corporate governance practices and procedures, to be applicable to the extent not inconsistent with Fannie Mae’s Charter Act and other federal laws, rules, and regulations. Pursuant to Delaware General Corporation Law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that the person is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

      Delaware General Corporation Law also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

      Delaware General Corporation Law provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its bylaws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise.

      Delaware General Corporation Law also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

      Fannie Mae’s bylaws provide that, to the fullest extent permitted by Delaware statutory or decisional law, as amended or interpreted, no director shall be personally liable to Fannie Mae or its stockholders for monetary damages for breach of fiduciary duty as a director.

      Fannie Mae’s bylaws also provide that to the fullest extent permitted by Delaware General Corporation Law, as currently in effect or as subsequently amended to provide for increased (but not decreased) indemnification rights, Fannie Mae will indemnify and hold harmless each officer and member of the Board against any and all claims, liabilities and expenses actually and reasonably incurred arising out of any threatened, pending, or completed action, suit or proceeding (including civil, criminal, administrative, and investigative actions, suits or proceedings), to which such officer or director has become subject by reason of having held his or her position or having allegedly taken or omitted to take any action in connection with such position.

      In addition, Fannie Mae has entered into indemnification agreements that provide indemnification to directors and officers. These agreements provide a contractual right to indemnification for expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, administrative or investigative (including, to the extent permitted by law, any derivative action) by reason of the fact that such person is or was serving as a director, officer, employee or agent of Fannie Mae. The agreements also entitle the persons to be indemnified to have all expenses incurred in advance of the final disposition of a proceeding paid by Fannie Mae, upon receipt of an undertaking to repay any amounts advanced if it is ultimately determined that such person is not entitled to indemnification.

      Policies of insurance are maintained by Fannie Mae under which its directors and officers are insured, within the limits and subject to the exclusions of the policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are party by reason of being or having been directors or officers.

Item 13.     Financial Statements and Supplementary Data.

      Information on Fannie Mae’s financial statements is set forth under Item 8 of the Annual Report on Form 10-K attached as Exhibit 99.1.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

      There were no changes in or disagreements with accountants on accounting and financial disclosure during the last two fiscal years.

Item 15.     Financial Statements and Exhibits.

      (a) Fannie Mae’s financial statements are listed under Item 15 of the Annual Report on Form 10-K attached as Exhibit 99.1.

      (b) Exhibits.

      An exhibit index has been filed as part of this Registration Statement beginning on page E-1 and is incorporated herein by reference.

SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

FEDERAL NATIONAL MORTGAGE ASSOCIATION

Date:	March 31, 2003

By:	/s/ FRANKLIN D. RAINES

Name:	Franklin D. Raines
Title:	Chairman of the Board and Chief Executive Officer

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

EXHIBITS

TO

FORM 10

Federal National Mortgage Association

Fannie Mae

Exhibit Index

Exhibit
No.	Description

3.1	Fannie Mae Charter Act (12 U.S.C. § 1716 et seq.)
3.2	Fannie Mae Bylaws, effective as of January 21, 2003
4.1	Certificate of Designation of Terms of Fannie Mae Preferred Stock, Series D
4.2	Certificate of Designation of Terms of Fannie Mae Preferred Stock, Series E
4.3	Certificate of Designation of Terms of Fannie Mae Preferred Stock, Series F
4.4	Certificate of Designation of Terms of Fannie Mae Preferred Stock, Series G
4.5	Certificate of Designation of Terms of Fannie Mae Preferred Stock, Series H
4.6	Certificate of Designation of Terms of Fannie Mae Preferred Stock, Series I
4.7	Certificate of Designation of Terms of Fannie Mae Preferred Stock, Series J
4.8	Certificate of Designation of Terms of Fannie Mae Preferred Stock, Series K
10.1	Employment Agreement between Fannie Mae and Franklin D. Raines
10.2	Employment Agreement between Fannie Mae and Daniel H. Mudd
10.3	Employment Agreement between Fannie Mae and Jamie S. Gorelick
10.4	Letter Agreement between Fannie Mae and J. Timothy Howard
10.5	Letter Agreement between Fannie Mae and Robert J. Levin
10.6	Letter Agreement between Fannie Mae and Adolfo Marzol
10.7	Form of Indemnification Agreement for Non-Management Directors of Fannie Mae
10.8	Form of Indemnification Agreement for Officers of Fannie Mae
10.9	Federal National Mortgage Association Supplemental Pension Plan
10.10	Executive Pension Plan of the Federal National Mortgage Association
10.11	Fannie Mae Annual Incentive Plan
10.12	Fannie Mae Stock Compensation Plan of 1993
10.13	Fannie Mae Elective Deferred Compensation Plan
10.14	Fannie Mae Procedures for Deferral and Diversification of Awards
10.15	Fannie Mae Stock Option Gain Deferral Plan
10.16	Description of 2003 Supplemental Pension Plan
10.17	Director’s Charitable Award Program
12.1	Statement re computation of ratios of earnings to fixed charges
12.2	Statement re computation of ratios of earnings to combined fixed charges and preferred stock dividends
99.1	Annual Report on Form 10-K for the Year Ended December 31, 2002